                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                            Tele-Communications, Inc.
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                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")

                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.    Series A TCI Group Common Stock:                                 87924V101
2.    Series B TCI Group Common Stock:                                 87924V200
3.    Series A Liberty Media Group Common Stock:                       87924V507
4.    Series B Liberty Media Group Common Stock:                       87924V606
5.    Series A Ventures Group Common Stock:                            87924V887
6.    Series B Ventures Group Common Stock:                            87924V879
7.    Class B Preferred Stock:                                         87924V309

                      ------------------------------------
                                 (CUSIP NUMBER)
                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                  March 9, 1999
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Exhibit Index on Page A-1
                                   Page 1 of 8

                                   CUSIP Nos.
Series A TCI Group Common Stock:                                       87924V101
Series B TCI Group Common Stock:                                       87924V200
Series A Liberty Media Group Common Stock:                             87924V507
Series B Liberty Media Group Common Stock:                             87924V606
Series A Ventures Group Common Stock:                                  87924V887
Series B Ventures Group Common Stock:                                  87924V879
Class B Preferred Stock:                                               87924V309

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             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
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             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
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             3)   SEC Use Only
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             4)   Source of Funds (See Instructions)          N/A.
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             5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
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             6) Citizenship or Place of Organization U.S.A.
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                    7) Sole Voting Power           Series A TCI Group Common Stock                                  0
                                                   Series B TCI Group Common Stock                                  0
                                                   Series A Liberty Media Group Common Stock                        0
                                                   Series B Liberty Media Group Common Stock                        0
                                                   Series A Ventures Group Common Stock                             0
                                                   Series B Ventures Group Common Stock                             0
                                                   Class B Preferred Stock                                    125,000
                   ---------------------------------------------------------------------------------------------------
                    8) Shared Voting Power         Series A TCI Group Common Stock                                  0
                                                   Series B TCI Group Common Stock                                  0
                                                   Series A Liberty Media Group Common Stock                        0
 Number of Shares                                  Series B Liberty Media Group Common Stock                        0
                                                   Series A Ventures Group Common Stock                             0
   Beneficially                                    Series B Ventures Group Common Stock                             0
                                                   Class B Preferred Stock                                          0
  Owned by Each    ---------------------------------------------------------------------------------------------------
                    9) Sole Dispositive Power      Series A TCI Group Common Stock                                  0
 Reporting Person                                  Series B TCI Group Common Stock                                  0
                                                   Series A Liberty Media Group Common Stock                        0
       With                                        Series B Liberty Media Group Common Stock                        0
                                                   Series A Ventures Group Common Stock                             0
                                                   Series B Ventures Group Common Stock                             0
                                                   Class B Preferred Stock                                          0
                   ---------------------------------------------------------------------------------------------------
                    10) Shared Dispositive Power   Series A TCI Group Common Stock                                  0
                                                   Series B TCI Group Common Stock                                  0
                                                   Series A Liberty Media Group Common Stock                        0
                                                   Series B Liberty Media Group Common Stock                        0
                                                   Series A Ventures Group Common Stock                             0
                                                   Series B Ventures Group Common Stock                             0
                                                   Class B Preferred Stock                                    125,000
----------------------------------------------------------------------------------------------------------------------
                 11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                Series A TCI Group Common Stock                                     0
                                                Series B TCI Group Common Stock                                     0
                                                Series A Liberty Media Group Common Stock                           0
                                                Series B Liberty Media Group Common Stock                           0
                                                Series A Ventures Group Common Stock                                0
                                                Series B Ventures Group Common Stock                                0
                                                Class B Preferred Stock                                       125,000
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           12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)              / /
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           13)  Percent of Class Represented by Amount in Row (11)
                   0% of Series A TCI Group Common Stock
                   0% of Series B TCI Group Common Stock
                   0% of Series A Liberty Media Group Common Stock
                   0% of Series B Liberty Media Group Common Stock
                   0% of Series A Ventures Group Common Stock
                   0% of Series B Ventures Group Common Stock
                   8.1% of Class B Preferred Stock
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           14)    Type of Reporting Person (See Instructions)    IN
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ITEM 1.  SECURITY AND ISSUER

         Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

         1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

         2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

         3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

         4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

         5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

         6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

         7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

         The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company" or "TCI") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

AT&T MERGER

         On March 9, 1999, AT&T Corp. ("AT&T") acquired the Company in a merger (the "AT&T Merger") in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class A Liberty Media Group Common Stock"), (iv) each share of Series B Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class B Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class B Liberty Media Group Common Stock"),
(v) each share of Series A Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class A Liberty Media Group Common Stock, (vi) each share of Series B Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.

         Following the AT&T Merger, each share of Class B Preferred Stock continues to be outstanding as the Class B Preferred Stock with the same rights and preferences such stock had prior to the AT&T Merger.

CHANGES TO CALL AGREEMENT AND STOCKHOLDERS' AGREEMENT

         In March 1999, the Magness Group (now including Magness FT Investment Company LLC ("FT LLC"), Magness Securities, LLC ("Magness LLC"), The Kim Magness Family Foundation and The Gary Magness Family Foundation), the Malones, TCI, Liberty Ventures Group LLC and Liberty Media Corporation entered into letter agreements to amend the terms of the Malone Call Agreement ("The Malone Letter Agreement"), the Magness Call Agreement (the "Magness Letter Agreement") and the Stockholders' Agreement (the "Stockholders' Letter Agreement"). Pursuant to the Stockholders' Letter Agreement, the parties thereto agreed to assign TCI's rights and obligations under the Stockholders' Agreement first to Liberty Ventures Group LLC and then to Liberty Media Corporation ("Liberty"). In addition, the Stockholders' Letter Agreement amends the Stockholders' Agreement so that the irrevocable proxy to vote shares held by the Magness Group now relates to the AT&T Class B Liberty Media Group Common Stock or any super voting class of equity securities issued by Liberty held by the Magness Group. The "tag-along rights" and "drag-along rights" of the Stockholders' Agreement now relate to the Malones' and the Magness Group's AT&T Class B Liberty Media Group Common Stock or any super voting class of equity securities issued by Liberty and held by the Malones and the Magness Group. Finally, the agreement concerning voting of Malone's shares for the Magness Group Representative (as defined in the Stockholders' Agreement) for the Board of Directors will relate to the Board of Directors of Liberty if Liberty has a class of equity securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

         Pursuant to the Magness Letter Agreement and the Malone Letter Agreement, the parties agreed to assign TCI's rights and obligations under both agreements to Liberty. The call right under both agreements is now a right on the part of Liberty to purchase the AT&T Class B Liberty Media Group Common Stock upon the following events: (i) a proposed sale by the holder of AT&T Class B Liberty Group Common stock (other than a minimal amount) or (ii) the death of Malone. This right may be exercised for a maximum price equal to the then relevant market price of "low-voting" AT&T Class A Liberty Media Group Common Stock plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the AT&T Class A Liberty Media Group Common Stock plus a ten percent premium. Upon a change in control of AT&T, the maximum premium that the Magness Group or Malones could agree to receive on their AT&T

Class B Liberty Media Group Common Stock would be no greater than a ten percent premium over the price paid for the AT&T Class A Liberty Media Group Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

         (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                            AMOUNT OF             PERCENT OF
    TITLE OF CLASS                                    BENEFICIAL OWNERSHIP        CLASS (1)
    --------------                                    --------------------        ----------
    Series A TCI Group Common Stock                                      0(2)                0%

    Series B TCI Group Common Stock                                      0(2)                0%

    Series A Liberty Media Group Common Stock                            0(2)                0%

    Series B Liberty Media Group Common Stock                            0(2)                0%

    Series A Ventures Group Common Stock                                 0(2)                0%

    Series B Ventures Group Common Stock                                 0(2)                0%

    Class B Preferred Stock                                        125,000(3)              8.1%

(1) Based on 1,552,490 shares of Class B Preferred Stock, outstanding on February 28, 1999, after elimination of shares then held by the Company and its majority owned subsidiaries. In addition, each share of Class B Preferred Stock is entitled to one vote per share.

(2) On March 9, 1999, AT&T acquired the Company in the AT&T Merger in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of AT&T Class A Liberty Media Group Common Stock, (iv) each share of Series B Liberty Media Group Common Stock was converted into one share of AT&T Class B Liberty Media Group Common Stock, (v) each share of Series A Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class A Liberty Media Group Common Stock, (vi) each share of Series B Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.

(3) Kim Magness is the manager of and a holder of a 50% membership interest in FT LLC. Accordingly, the 125,000 shares of Class B Preferred Stock beneficially owned by FT LLC are reflected in full in Kim Magness' share information.

         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the Shares:

                                                                                 SOLE VOTING     SHARED VOTING
                                       CLASS OF SECURITY                            POWER            POWER
                                       -----------------                            -----            -----
                  Series A TCI Group Common Stock                                             0                    0
                  Series B TCI Group Common Stock                                             0                    0
                  Series A Liberty Media Group Common Stock                                   0                    0
                  Series B Liberty Media Group Common Stock                                   0                    0
                  Series A Ventures Group Common Stock                                        0                    0
                  Series B Ventures Group Common  Stock                                       0                    0
                  Class B Preferred Stock                                               125,000                    0


                                                                                    SOLE               SHARED
                                                                                 DISPOSITIVE       DISPOSITIVE
                                       CLASS OF SECURITY                            POWER             POWER(1)
                                       -----------------                            -----             --------
                  Series A TCI Group Common Stock                                     0                   0
                  Series B TCI Group Common Stock                                     0                   0
                  Series A Liberty Media Group Common Stock                           0                   0
                  Series B Liberty Media Group Common Stock                           0                   0
                  Series A Ventures Group Common Stock                                0                   0
                  Series B Ventures Group Common  Stock                               0                   0
                  Class B Preferred Stock                                             0                125,000

(1) Pursuant to an oral agreement with Gary Magness, Kim Magness shares dispositive power over the shares held by FT LLC with Gary Magness. See
         Item 6 below.

         (c) The transactions described in Item 4 are the only transactions effected during the last sixty days or since the most recent filing on Schedule 13D by the person named in Item 5(a) above.

         (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

         (e) On March 9, 1999, the reporting person disposed of all shares of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock and the Series B Ventures Group Common Stock beneficially owned by the reporting person and therefore is not a beneficial owner of more than five percent of such shares. The reporting person remains the beneficial owner of more than five percent of the Class B Preferred.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

         TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Stockholders' Letter Agreement, and TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Magness Letter Agreement as described in Item 4.

         The Stockholders' Letter Agreement and the Magness Letter Agreement are attached to this Statement as Exhibits 99.9 and 99.10, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.9. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.10. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.11. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.12. AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   April 7, 1999



/s/ Kim Magness
--------------------------------------
Kim Magness

                                INDEX OF EXHIBITS

EXHIBIT DESCRIPTION.

99.9. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.10. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.11. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.12. AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)




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